[Letterhead of Cahill Gordon & Reindel llp]

(212) 701-3491

February 10, 2011

Re:	Trans World Entertainment Corporation
Form 10-K for Fiscal Year Ended January 30, 2010
Filed April 15, 2010
Definitive 14A
Filed May 19, 2010
Form 10-Q for Fiscal Period Ended May 1, 2010
Filed June 10, 2010
Form 10-Q for Fiscal Period Ended July 31, 2010
Filed September 9, 2010
Form 10-Q for Fiscal Period Ended October 31, 2010
Filed December 9, 2010
File No. 000-14818

Dear Ms. Thompson:

On behalf of and as counsel to Trans World Entertainment Corporation (the “Company”), we have requested an extension of time to reply to your letter dated January 28, 2011 to Mr. Robert Higgins of the Company, regarding the above-referenced reports, until February 28, 2011.  Per Lilyanna Peyser ‘s voice mail message back to me earlier today, our request for an extension until February 28, 2011 was granted.

The Company appreciates the Staff’s consideration.  The Company continues to diligently prepare a response.

Please direct any questions or concerns regarding this request to the undersigned at the number indicated above.  Thank you for your attention.

Sincerely, /s/ Stuart Downing Stuart Downing

Jennifer K. Thompson
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

cc:	Sondra Snyder Andrew Blume Lilyanna Peyser James Allegretto Robert J. Higgins William M. Hartnett